UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 22, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     20-F  ☒    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

Appointment of Chief Financial Officer

Attached as Exhibit 99.1 is a copy of an announcement of Seaspan Corporation (the “Company”) dated April 21, 2016, relating to the appointment of David Spivak as the Company’s Chief Financial Officer, starting May 2, 2016. As described in the attached announcement, Mark Chu will continue to serve as the Company’s interim Chief Financial Officer until Mr. Spivak joins the Company on May 2, 2016, whereupon Mr. Chu will continue in his current roles as Vice President, Corporate Development and General Counsel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 22, 2016	By:	/s/ Mark Chu
Mark Chu
Chief Financial Officer